

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Sarah.Young@tns-global.com
Sarah Young
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States





06016638

SUPPL

5th September 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc- Company no.00912624;-

1. Unaudited interim results for the six months ended 30 June 2006.
2. Notification of transactions of Directors, David Lowden- Chief Executive.
3. Notification of transactions of Directors, Paul Murray- Senior Independent Director.
4 Notification of transactions of Directors, Sharon Studer- Non Executive Director.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Sarah Young

Sarah Young

Enc.

dlw 9/7



Press information for release at 07.00 **4 September 2006**

Taylor Nelson Sofres plc

Unaudited interim results for the six months ended 30 June 2006

Highlights

- **Majority of business performing well; results impacted by US custom**
- **Underlying revenue growth 3.0%; adjusted operating margin 8.7%**
- **US custom business restructured in line with group strategy to drive growth**
- **Operational review outside US confirms significant cost savings**
- **Net debt £287.2m (December 2005 £295.4m; June 2005 £342.9m)**
- **£100m share buy back over next 18 months**
- **Interim dividend increased by 12%**
- **Full year outlook remains unchanged from July trading update**

*Business performance**	*2006*	*2005*	*Change %*
Revenue	**£480.5m**	£460.0m	**4.5**
Adjusted operating profit	**£41.7m**	£41.8m	**(0.2)**
Adjusted operating margin	**8.7%**	9.1%	
Adjusted profit before tax	**£34.1m**	£34.1m	**-**
Adjusted earnings per share	**4.9p**	5.0p	**(2.0)**
Interim dividend per share	**1.4p**	1.25p	**12.0**
Statutory results			
Operating profit	**£37.6m**	£41.4m	**(9.2)**
Profit before tax	**£30.0m**	£33.7m	**(11.0)**
Earnings per share	**3.9p**	4.6p	**(15.2)**

*Adjusted results exclude amortisation of acquired intangible assets and restructuring costs. Adjusted earnings per share are also shown before deferred tax on goodwill. Underlying revenue is defined on page 7.

Chief Executive, David Lowden, said:

"In the first half, TNS continued to perform particularly well across its three syndicated services and in Asia Pacific, Latin America and MEA. The group recorded a steady performance in its European custom business but a decline in US custom has held back overall revenue growth and impacted group operating margin, despite good margin performance elsewhere. Excluding US custom, the rest of the group achieved organic revenue growth of almost 6 per cent.

"There has been a lot of change in the past six months. We have taken action where required and we are accelerating the implementation of our strategy right across the group. The 12 per cent increase in the interim dividend reflects the board's confidence in this strategy and in the future prospects of the business."

On 4 September, all enquiries to +44 (0)20 7404 5959

Thereafter:

David Lowden, Chief Executive	+44 (0)20 8967 4950
Andy Boland, Finance Director	+44 (0)20 8967 4950
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Lucie Ann Brailsford/Ash Spiegelberg, Brunswick	+44 (0)20 7404 5959

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be broadcast live on the Investors section of the group's website, at www.tns-global.com, from 9.00am on Monday 4 September 2006.

An interview with David Lowden, CEO is available in video, audio and text on www.tns-global.com and www.cantos.com.

Note to editors

About TNS

TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and internet,TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide. In the custom business, they combine in-depth sector knowledge with expertise in the areas of new product development, positioning and segmentation research, brand and advertising research and stakeholder management.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

CHIEF EXECUTIVE'S STATEMENT

First half results

TNS continued to perform particularly well across its three syndicated services and in Asia Pacific, Latin America and MEA. The group recorded a steady performance in its European custom business but a decline in US custom has held back organic revenue growth to 3.0 per cent. It has also resulted in a fall in adjusted operating margin to 8.7 per cent, despite good margin performance elsewhere in the group. The board remains confident about the future prospects for the group and, accordingly, has declared an interim dividend of 1.4 pence, an increase of 12.0 per cent.

Turning round US custom business

Action has been taken to improve our performance in US custom which, as announced in July, has had a significant impact on the group revenue and margin outlook for the full year. Although there have been some specific revenue losses, we believe that the US custom business has not had the appropriate service offering and cost structure to meet clients' needs in today's market. In May, we appointed a new President of TNS North America, Kimberly Till, who has restructured the organisation to address these issues. She is also speeding up the implementation in the US of the TNS strategy, which focuses on orientation around global clients and sectors, service excellence and cost efficiency, innovation and expertise, and people development. We anticipate that these actions will deliver a return to growth during 2007.

The actions address three key areas:

Management and organisation

A simpler, more streamlined organisational structure has been introduced and headcount has already been reduced to align costs with revenue projections. A new management team has been put in place and additional talent is being recruited with the skills and expertise required to execute our strategy.

Review of business processes

A detailed review is underway to introduce new processes that will enable the business to strengthen client relationships, respond more quickly to client needs and operate on a more profitable basis.

Orientation to faster growth segments of the market

Reliance on the consumer sector is being reduced by placing additional resource into higher growth segments of the market. At the same time, extra resource is being allocated to the sale of added-value services, using the TNS expertise in key research areas and based on our portfolio of proprietary Business Solutions.

Strong custom research network in Europe and developing markets

TNS continues to make good progress in the rest of its custom business, where it has well established and highly regarded businesses, with strong management and a high proportion of added-value services. These businesses have leading positions in markets that differ quite significantly from the US. One specific area of difference is the slower pace of transition, outside the US, to the use of internet in data collection, due mainly to the greater prevalence of face-to-face interviewing, which does not transition easily to the internet.

TNS continues to build its online access panels in line with market development, as part of its strategic focus on achieving efficient and consistent data production and analysis.

While the consumer and automotive markets in Europe remain challenging, additional emphasis is being placed on building the faster-growing specialist sectors of Technology, Financial Services, Media, Healthcare and Polling & Social. Our performance in the developing markets, especially Asia, is outstanding, as we take the group's added-value services into these growth markets and use our regional support services to service an increasing number of pan-regional contracts.

Good performance in syndicated services

The group's three syndicated services: TNS Worldpanel, TNS Media Intelligence and iTRAM, continue to perform very well, benefiting from the investments made into these businesses over recent years.

TNS Worldpanel is seeing fastest growth in those countries that have invested in increasing the size of existing consumer panels and introducing new services. Innovation and excellent client service help the business to build on its strong competitive position.

TNS Media Intelligence has also introduced a number of new services and expanded its activities in all its major markets. In the US, where TNS is the leading provider of strategic advertising intelligence, there has been a continued focus on upgrading monitoring technology and products. Developments include the launch of Creative Services – the first all-digital advertisement identification and retrieval service in the US, which uses automated ad pattern recognition to identify, capture, store and deliver the highest quality TV, radio, internet and print creative.

iTRAM, a leading provider of internet, TV and radio audience measurement services, has had a very successful first half, with a number of contract wins. We are making good progress in measuring audiences for digital TV and recently signed a contract with Charter TV, to launch a video audience measurement service in the Los Angeles area.

In the UK, Sky has started to use the data gained from the panel we run for them, to give advertisers insights into the effectiveness of interactive advertising. Also in the UK, TNS has won the contract to manage an electronic measurement panel for RAJAR and BARB, while in Norway we have launched the world's first official electronic radio audience measurement panel.

Implementation of strategy

In the past six months, we have made good progress with our strategic initiatives. Our focus on 13 global partnership accounts, which represent around 14 per cent of group custom revenue, should allow us to take an increasing proportion of the research spend among these major multi-nationals, particularly as we improve our processes for delivering multi-country projects.

We are placing an increased emphasis on innovation to deliver growth. This includes the continued development of our Areas of Expertise. In response to the growing demand for predictive market research, we have purchased a new tool, FutureView, which measures and classifies consumers according to how 'future influential' they are, providing clients with insights to help shape new product and service developments. Two of the challenges being faced by our clients are the pressure on the consumer sector in the US and Europe, and media fragmentation. The introduction of new, added-value services to help our clients to address these significant issues should contribute to future revenue growth for TNS.

Investing for faster growth

There is potential to achieve faster rates of growth across the custom business, through investment into a more aggressive implementation of group strategy. In order to create the resource to fund these investments, and to meet client demand for cost-effective data collection and analysis, we have undertaken a review of our group-wide operating structure.

This review has focused on cost efficiency initiatives in key markets, particularly the custom research business in Europe. The actions to be taken will accelerate initiatives in off-shoring, rationalisation of telephone interviewing and building internet access panels. In addition, there is scope to deliver client services more efficiently and to rationalise the group's property portfolio in major cities.

Outside the US, we can confirm expected annualised cost savings of around £10 million, which will be achieved progressively through 2007. Restructuring costs are expected to be approximately £10 million, the majority of which will be recognised in 2006.

The reorganisation in the US is expected to deliver annualised gross savings estimated at £10 million.
The associated one-off cost of around £8 million will be incurred in 2006. Approximately £4 to £5 million of the savings are expected to be reinvested in the talent, products and services required to meet clients' demand for added-value services and return the business to required rates of revenue growth and profitability.

Following the operational review, the group intends to combine its streamlined operations into a global operations structure, to drive ongoing cost efficiencies and service excellence.

Ahead of this review, we have recently sold French company LH2 to its management. This business did not have the potential to develop in line with group strategy of focusing on added-value services.

Efficient capital structure to support strategic objectives

A share buy back will commence shortly, in order to maintain the most efficient capital structure for our strongly cash generative business, while at the same time retaining the financial flexibility to invest in organic development and bolt-on acquisitions that support the group's strategic goals. This open market programme will be used to buy back shares up to a value of £100 million, over a period of approximately 18 months.

Full year outlook unchanged

A similar level of revenue growth is anticipated for the group in the second half as achieved in H1. As in previous years, the proportion of orders secured at the end of July represented over 80 per cent of our internal forecast for the year, supporting our outlook. Europe is expected to maintain its steady revenue performance and Asia Pacific to continue to achieve strong growth. Visibility for the US custom business is more limited.

The results of the cost reduction measures taken in the US custom business are not expected to show through fully until 2007 and that business' profitability in the current year remains sensitive to small changes in revenue. Despite good margin performance elsewhere in the group, therefore, and as outlined in July, it is possible that group operating margin, before exceptional costs, could decline by more than one per cent for full year 2006. Actions taken should lead to operating margin recovery in 2007.

Revenue

Reported revenue increased by 4.5 per cent to £480.5 million (2005 £460.0 million). Foreign exchange movements had a 2.0 per cent positive impact on reported revenue. At constant exchange rates and after taking into account the impact of acquisitions and disposals, the group increased underlying revenue by 3.0 per cent.

Calculation of underlying growth

The group's calculation of underlying revenue growth remains consistent with that published in 2005. Underlying revenue growth is calculated by taking the increase in 2006 revenue over 2005 pro forma revenue, at constant exchange rates. The pro forma revenue assumes that any acquisitions were owned, and discontinued operations excluded, for the comparable period in the prior year.

Definition of adjusted results

To assist understanding of the underlying performance of the business, operating profit, profit before tax and earnings per share have been disclosed on an adjusted basis. Adjusted operating profit excludes amortisation of acquired intangible assets and restructuring costs. Adjusted earnings per share also excludes deferred tax on goodwill (see Taxation below).

Operating profit and margin

Adjusted operating profit decreased by 0.2 per cent to £41.7 million (2005 £41.8 million). Despite good margin performance elsewhere in the group, adjusted operating margin was 8.7 per cent, down from 9.1 per cent in the first six months of 2005, reflecting the under performance in the US custom business. Reported operating profit, after restructuring costs, declined by 9.2 per cent to £37.6 million, (2005 £41.4 million).

Share based payments

The charge for share based payments only applies to options granted on or after 7 November 2002. In the first half of 2006, the charge was £2.3 million (2005 £1.8 million). For the full year it is expected that the charge will be approximately £6.0 million (2005 £4.5 million).

Amortisation of intangible assets

The charge for amortisation of intangible assets is £0.4 million (2005 £0.4 million). In accordance with its accounting policies, the group will conduct a goodwill impairment review in preparation of its financial statements for the full year.

Restructuring costs

Restructuring costs for the group totalled £3.7 million in the first six months, consisting primarily of serverance costs in the US custom business. The group estimates that total restructuring costs will be approximately £18.0 million, of which approximately £16.0 million will be taken in 2006.

Interest

Despite interest rate increases in major markets such as the US, the net interest charge showed a modest reduction to £7.8 million (2005 £7.9 million), reflecting reduced debt levels. Interest cover against EBITDA, excluding other finance charges, was 9.0x (2005 7.9x). Interest cover is calculated on net interest expense of £14.8 million (excluding other finance charges) and EBITDA of £132.5 million for the 12 months ended 30 June 2006.

Associates

Income from associates was £0.2 million, in line with the previous year.

Profit before tax

Adjusted profit before tax was flat at £34.1 million (2005 £34.1 million). Reported profit before tax declined by 11.0 per cent to £30.0 million (2005 £33.7 million), after restructuring costs.

Taxation

Excluding deferred tax on goodwill, the tax charge for the first six months of 2006 was £9.5 million, representing an underlying tax rate of 31.5 per cent (2005 31.5 per cent). Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised, even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a charge for deductible goodwill of £1.6 million in the first half. Including this charge, the total reported tax charge is £11.1 million.

Minority interests

Minority interests increased to £1.5 million (2005 £1.2 million) due to the improved performance in Russia and the inclusion of TNS Interscience in Brazil, acquired in March 2005, for the whole of the reporting period.

Earnings and dividend per share

Based on a weighted average of 445.3 million shares, adjusted earnings per share were 4.9 pence (2005 5.0 pence), a decline of 2.0 per cent. Basic earnings per share were 3.9 pence (2005 4.6 pence). See note 3.

The board remains confident about the future prospects for the group and accordingly has declared an increase of 12.0 per cent in the interim dividend, to 1.4 pence (2005 1.25 pence). Dividend cover remains strong with the interim dividend covered by over three times adjusted EPS. The dividend will be paid on 11 December 2006 to shareholders on the register on 10 November 2006.

Cash flow and net debt

Net debt at 30 June 2006 was £287.2 million compared with £295.4 million at 31 December 2005 and £342.9 million at 30 June 2005.

The movement in working capital generated a net outflow of £29.6 million (2005 £33.1 million) in the first half. Based on the usual seasonal movement in working capital, this outflow is broadly expected to reverse in the second half. Operating cash flow was £23.9 million (2005 £21.3 million). Net capital expenditure was £12.6 million (2005 £8.5 million). Net debt to EBITDA at 30 June 2006 was 2.2x, based on adjusted EBITDA of £132.5 million.

Share buy back

As announced in July, in order to maintain an efficient capital structure, the group will shortly commence a programme to return cash to shareholders via a share buy back of £100 million on the open market.
It is anticipated that the group will buy back these shares over an 18 month period.

REVIEW OF OPERATING ACTIVITIES

Regional revenue performance

	6 months to 30 June		Change	
	2006	2005	Reported	Underlying
	£m	£m	%	%
UK	**71.4**	69.6	2.6	2.1
France	**77.1**	73.7	4.6	7.5
Rest of Europe	**169.3**	162.7	4.1	3.8
Europe	**317.8**	306.0	3.9	4.3
Americas	**108.5**	109.2	(0.6)	(5.8)
Asia Pacific	**54.2**	44.8	21.0	15.8
Total	**480.5**	460.0	4.5	3.0

Europe

Underlying revenue growth for Europe as a whole was 4.3 per cent, representing a good performance in a market that remains relatively flat.

In the UK, underlying revenue grew by 2.1 per cent, largely driven by a good performance in all of the syndicated business units. TNS Worldpanel has continued to grow well based on the expansion of the consumer panel to 25,000 households. TNS Media Intelligence has benefited from a more active news environment and the launch of new digital measurement services. Although there has been good progress for TNS in the Financial Services sector, the market for custom research in the UK remains very competitive, particularly in the Consumer sector.

In France, underlying revenue growth was ahead of the market, at 7.5 per cent. This performance was strong across all of the French business, especially TNS Media Intelligence. The custom business in France has also grown well, particularly in Healthcare, benefiting from the strength of its market position.

In the Rest of Europe, underlying revenue growth was 3.8 per cent. Operations in most of the region, including Spain and Central and Eastern Europe have all performed well. However this has been offset by some weakness in Germany, where market conditions, especially in the Consumer and Automotive sectors, have been challenging.

Americas

In the Americas, underlying revenue declined by 5.8 per cent. This decline is due to the disappointing performance in the US custom business. As explained above, this business now has a new management and operations have been restructured in order to improve growth and profitability. TNS remains a leading player in the US custom research industry, with strong assets, including its managed access panel. TNS Media Intelligence in the US has been steady and Latin America continues to grow strongly.

Asia Pacific

Underlying revenue growth in Asia Pacific was 15.8 per cent, ahead of estimated market growth. TNS Worldpanel and TNS Media Intelligence achieved good growth in the region. In January, iTRAM started its new TV audience measurement service in Hong Kong and renewed its service in Singapore. TNS has recently been commissioned to set up a new PeopleMeter service in the Philippines and continues to extend its City coverage in China. The custom business again performed very well, using its strong network across the region to provide pan-regional services to global clients.

Sector revenue performance

	6 months to 30 June		Change	
	2006	**2005**	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**157.2**	158.6	(0.9)	0.6
Media	**102.3**	90.8	12.7	8.2
Business Services	**64.9**	56.4	15.1	6.5
Technology	**48.2**	50.7	(4.9)	(7.4)
Healthcare	**42.3**	38.2	10.7	6.2
Other	**65.6**	65.3	0.5	3.9
Total	**480.5**	460.0	4.5	3.0

Consumer

With recent trends in the Consumer sector continuing, the sector showed only slight growth in underlying revenue in the first six months of the year. Growth in TNS Worldpanel has again been strong, based on the demand for consumer purchasing information and the increased value that can be delivered to customers from enhanced panel sizes and new services. The market for Consumer custom research remains more difficult, especially in the more mature markets of the US and Europe. TNS is focusing its activities in this area on global partnership accounts and in the growth markets of Asia Pacific, Latin America and the Middle East, as well as developing new services to assist clients in their highly competitive markets.

Media

With TNS Media Intelligence and iTRAM both growing strongly, underlying revenue growth in Media was 8.2 per cent in the first half. As well as several new contracts in Asia, iTRAM has made strong progress, winning regional contracts in Spain and expanding panels in China and Russia. In the US, there has been good progress with the commercialisation of new services to measure digital television. TNS Media Intelligence has shown good growth across most markets, especially France, Spain and Russia.

Business Services

Against a weaker comparative from the first half of 2005, underlying growth in Business Services was 6.5 per cent. This strong performance was driven by good progress with Financial Services clients in Europe and Asia Pacific.

Technology

The demand for research services from Technology clients remains strong and one of the fastest growing sectors of the market. For TNS, Asia Pacific has again shown strong growth. However, as anticipated, performance in the sector overall has been impacted by the previously reported client specific decline in the US and underlying revenue fell by 7.4 per cent. Excluding the client-specific impact, the sector would have improved by 5.6 per cent.

Healthcare

At 6.2 per cent, underlying growth in Healthcare has been very positive, especially with multi-country projects. The provision of innovative new services that use TNS proprietary Business Solutions, such as Conversion Model and TNS' new Brand Equity Framework, is also contributing to significant gains. In addition to measurement of customer commitment and brand effectiveness, there is also an increased focus on specialist areas such as biotechnology and diagnostics.

Other

Growth in Polling & Social has been strong. In Europe, there have been elections and referenda in Germany, Finland, Italy, Slovakia and Ukraine. Additional contracts have been won with the EU and European Central Bank and other multi-national organisations. In Automotive, although there has been good growth in North America and Asia Pacific, the sector has been held back by weaker performance in Europe where market conditions with major manufacturers are tough. In aggregate, underlying revenue in Other grew by 3.9 per cent.

Ends

The results of the group are shown on the following pages.

CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENT

Continuing operations	6 months to June 2006 £m	6 months to June 2005 £m	Full year 2005 £m
Revenue (note 2)	**480.5**	460.0	999.0
Cost of sales	**(164.1)**	(156.0)	(336.5)
Gross profit	**316.4**	304.0	662.5
Administrative expenses	**(278.8)**	(262.6)	(562.7)
Operating profit before exceptional items	**41.7**	41.8	108.1
Restructuring costs	**(3.7)**	-	-
Goodwill impairment	**-**	-	(10.3)
Amortisation of intangibles identified on acquisitions	**(0.4)**	(0.4)	(0.9)
Pension curtailment credit	**-**	-	2.9
Operating profit (note 2)	**37.6**	41.4	99.8
Finance income	**0.9**	0.7	1.0
Finance costs	**(8.7)**	(8.6)	(16.2)
Share of post tax profit of associates	**0.2**	0.2	0.4
Profit before taxation	**30.0**	33.7	85.0
Taxation - excluding deferred tax on goodwill	**(9.5)**	(10.6)	(30.1)
Taxation - deferred tax on goodwill	**(1.6)**	(1.6)	(0.1)
Taxation (note 6)	**(11.1)**	(12.2)	(30.2)
Profit for the period	**18.9**	21.5	54.8
Attributable to:			
Equity holders of the parent company	**17.4**	20.3	52.1
Minority interests	**1.5**	1.2	2.7
	18.9	21.5	54.8
Basic earnings per share (note 3)	**3.9p**	4.6p	11.8p
Diluted earnings per share (note 3)	**3.8p**	4.5p	11.6p

Dividends proposed for the period were £6.3m (6 months to 30 June 2005 £5.4m, full year 2005 £17.6m). No dividends were paid in the period (6 months to 30 June 2005 £nil, full year 2005 £16.0m).

CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET

	At 30 June		At 31 Dec
	2006	2005	2005
	£m	£m	£m
Assets			
Non-current assets			
Goodwill	**381.1**	394.4	393.6
Intangible assets	**15.1**	17.8	16.6
Plant, property and equipment	**71.1**	69.4	73.1
Investments in associates	**3.3**	2.2	2.5
Available for sale investments	**0.5**	0.2	0.4
Deferred tax assets	**32.6**	27.6	29.6
	503.7	511.6	515.8
Current assets			
Inventories	**74.1**	82.4	59.1
Trade and other receivables	**260.1**	258.3	260.1
Current tax receivable	**3.1**	13.3	2.5
Available for sale investments	**0.9**	0.7	0.8
Cash and cash equivalents	**28.8**	36.0	45.8
Total current assets	**367.0**	390.7	368.3
Total assets	**870.7**	902.3	884.1
Liabilities			
Current liabilities			
Borrowings	**(3.9)**	(2.8)	(0.5)
Trade and other payables	**(299.9)**	(304.8)	(298.7)
Current tax payable	**(30.3)**	(30.3)	(27.0)
Provisions	**(8.9)**	(7.9)	(11.7)
Total current liabilities	**(343.0)**	(345.8)	(337.9)
Net current assets	**24.0**	44.9	30.4
Non-current liabilities			
Borrowings	**(312.1)**	(378.2)	(340.7)
Trade and other payables	**(1.6)**	(2.4)	(2.3)
Deferred tax liabilities	**(29.1)**	(30.5)	(27.0)
Retirement benefit obligations	**(10.0)**	(17.3)	(15.3)
Provisions	**(15.4)**	(14.6)	(13.0)
Total non-current liabilities	**(368.2)**	(443.0)	(398.3)
Total liabilities	**(711.2)**	(788.8)	(736.2)
Total net assets	**159.5**	113.5	147.9
Equity			
Issued share capital	**22.6**	22.4	22.4
Share premium	**133.3**	125.9	126.7
Other reserves	**1.8**	1.4	1.8
Retained earnings	**(7.3)**	(44.8)	(13.0)
Total shareholders' equity	**150.4**	104.9	137.9
Minority interests in equity	**9.1**	8.6	10.0
Total equity	**159.5**	113.5	147.9

CONSOLIDATED UNAUDITED INTERIM CASH FLOW STATEMENT

	6 months to 30 June 2006 £m	2005 £m	Full year 2005 £m
Cash flows from operating activities			
Cash generated from operations (note 4)	**23.9**	21.3	128.4
Income tax paid	**(10.3)**	(11.6)	(24.2)
Net cash generated from operating activities	**13.6**	9.7	104.2
Cash flows from investing activities			
Acquisition of subsidiaries (net of cash acquired)	**(2.5)**	(6.0)	(5.7)
Sale of subsidiaries (net of cash disposed)	**1.7**	-	0.7
Proceeds from sale of property, plant and equipment	**0.5**	0.5	2.6
Purchase of property, plant and equipment	**(9.9)**	(7.4)	(20.0)
Purchase of intangible assets	**(2.7)**	(1.1)	(3.3)
Purchase of associates and investments	**(0.7)**	(0.9)	(0.8)
Interest received	**0.9**	0.7	1.0
Net cash used in investing activities	**(12.7)**	(14.2)	(25.5)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	**4.9**	1.0	2.5
Dividends paid to company's shareholders	**-**	-	(16.0)
Dividends paid by subsidiaries to minority interests	**(1.3)**	(0.8)	(1.7)
Arrangement fee paid on restructuring group finance	**-**	(1.4)	(1.4)
Decrease in debt	**(12.8)**	(13.5)	(65.7)
Interest paid	**(8.6)**	(8.0)	(13.9)
Net cash used in financing activities	**(17.8)**	(22.7)	(96.2)
Net decrease in cash and cash equivalents	**(16.9)**	(27.2)	(17.5)
Cash and cash equivalents at beginning of period	**45.8**	63.3	63.3
Exchange loss on cash and cash equivalents	**(0.1)**	(0.1)	-
Cash and cash equivalents at end of period	**28.8**	36.0	45.8
Net debt* (note 4)	**287.2**	342.9	295.4

* Net debt is defined as bank borrowings net of arrangement fees and obligations under finance leases, less cash.

CONSOLIDATED UNAUDITED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

	6 months to 30 June **2006** £m	2005 £m	Full year 2005 £m
Profit for the period	**18.9**	21.5	54.8
Actuarial gains/(losses) on pensions	**3.9**	(5.1)	(5.4)
Tax on actuarial gains/(losses) on pensions	**(1.1)**	1.5	1.6
Gain in fair value of financial instruments	**1.1**	0.4	1.8
Tax on gain in fair value of financial instruments	**(0.5)**	-	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(7.6)**	4.1	6.0
Tax on the above item	**2.4**	(1.2)	(1.4)
Net gains and losses not recognised in the income statement	**(1.8)**	(0.3)	2.6
Total recognised income and expense relating to the period	**17.1**	21.2	57.4
Prior year adjustment following adoption of IAS 32 and IAS 39	-	(5.4)	(5.4)
Total recognised income and expense since last annual report	**17.1**	15.8	52.0
Attributable to:			
Equity holders of the parent company	**15.6**	14.6	49.3
Minority interests	**1.5**	1.2	2.7
	17.1	15.8	52.0

1. Basis of preparation

This financial information comprises the consolidated unaudited interim income statement, cash flow statement and statement of recognised income and expense for the six months ended 30 June 2006, the consolidated unaudited interim balance sheet as at 30 June 2006 and the related notes of Taylor Nelson Sofres plc (hereinafter referred to as 'financial information'). This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority, and using the principal accounting policies as set out on pages 55 to 59 of the group's annual financial statements for the year ended 31 December 2005. The group has chosen not to early adopt IAS 34, 'Interim financial statements', in preparing its 2006 interim statements.

The financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2005 have been delivered to the Registrar of Companies.
The auditors' opinion on those accounts was unqualified and did not contain a statement made under Section 237(2) or Section 237(3) of the Companies Act 1985.

2. Segmental reporting

Primary reporting format – geographic segments

	Europe £m	Americas £m	Asia Pacific £m	**Total £m**
6 months to 30 June 2006				
Revenue	**317.8**	**108.5**	**54.2**	**480.5**
Segment operating result before exceptional items	**34.4**	**0.5**	**6.8**	**41.7**
Restructuring costs	**(0.8)**	**(2.9)**	**-**	**(3.7)**
Goodwill impairment	**-**	**-**	**-**	**-**
Amortisation of intangibles identified on acquisitions	**(0.2)**	**(0.1)**	**(0.1)**	**(0.4)**
Pension curtailment credit	**-**	**-**	**-**	**-**
Total exceptional items	**(1.0)**	**(3.0)**	**(0.1)**	**(4.1)**
Segment operating result	**33.4**	**(2.5)**	**6.7**	**37.6**
6 months to 30 June 2005				
Revenue	306.0	109.2	44.8	460.0
Segment operating result before exceptional items	29.1	8.7	4.0	41.8
Restructuring costs	-	-	-	-
Goodwill impairment	-	-	-	-
Amortisation of intangibles identified on acquisitions	(0.2)	(0.1)	(0.1)	(0.4)
Pension curtailment credit	-	-	-	-
Total exceptional items	(0.2)	(0.1)	(0.1)	(0.4)
Segment operating result	28.9	8.6	3.9	41.4
Year ended 31 December 2005				
Revenue	660.8	238.7	99.5	999.0
Segment operating result before exceptional items	72.0	23.7	12.4	108.1
Restructuring costs	-	-	-	-
Goodwill impairment	(0.3)	(10.0)	-	(10.3)
Amortisation of intangibles identified on acquisitions	(0.6)	(0.1)	(0.2)	(0.9)
Pension curtailment credit	1.6	1.3	-	2.9
Total exceptional items	0.7	(8.8)	(0.2)	(8.3)
Segment operating result	72.7	14.9	12.2	99.8

3. Earnings per share

Basic earnings per share of 3.9p (2005 4.6p) have been calculated on the profit for the period attributable to equity holders of the parent company of £17.4m (2005 £20.3m) and on 445.3 million shares (2005 440.6 million), being the weighted average number of shares in issue during the period, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of IAS 33, 'Earnings Per Share', with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding. Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares, as the performance conditions are deemed to have been met for the purposes of this calculation.

The weighted average number of ordinary shares in issue during the period for the purpose of these calculations is as follows:

	6 months	**to 30 June**	Full year
	2006	2005	2005
	millions	millions	millions
Share capital	**450.1**	447.2	447.4
Shares held by ESOP	**(0.2)**	(0.6)	(0.4)
Shares held by EBT	**(4.6)**	(6.0)	(5.4)
Basic earnings per share denominator	**445.3**	440.6	441.6
Dilutive effect of share options	**11.1**	8.2	8.3
Diluted earnings per share denominator	**456.4**	448.8	449.9

An adjusted earnings per share using an adjusted profit for the period attributable to equity holders of the parent company is also presented, as the directors believe that this assists in understanding the underlying performance of the group. The adjusted earnings per share is based on the profit as adjusted for the items shown below.

	6 months	**to 30 June**	Full year
	2006	2005	2005
	£m	£m	£m
Profit for the period attributable to equity holders of the parent company (after share-based payment charge)	**17.4**	20.3	52.1
Adjusted for exceptional items:			
Restructuring costs	**3.7**	-	-
Goodwill impairment	**-**	-	10.3
Amortisation of intangibles identified on acquisitions	**0.4**	0.4	0.9
Pension curtailment credit	**-**	-	(2.9)
	4.1	0.4	8.3
Tax on exceptional items	**(1.3)**	(0.1)	0.8
Deferred tax on goodwill	**1.6**	1.6	0.1
	4.4	1.9	9.2
Adjusted profit for the period attributable to equity holders of the parent company	**21.8**	22.2	61.3
Adjusted earnings per share	**4.9**	5.0	13.9

	Profit used for EPS purposes		**Weighted average number of shares**		**Earnings per share**	
6 months to June	**2006**	2005	**2006**	2005	**2006**	2005
	£m	£m	**millions**	millions	**p**	p
Basic	**17.4**	20.3	**445.3**	440.6	**3.9**	4.6
Diluted	**17.4**	20.3	**456.4**	448.8	**3.8**	4.5
Adjusted	**21.8**	22.2	**445.3**	440.6	**4.9**	5.0

4. Cash flow

Reconciliation of operating profit to cash generated from operations	6 months to 30 June **2006** £m	2005 £m	Full year 2005 £m
Operating profit	**37.6**	41.4	99.8
Amortisation of intangible assets	**2.8**	3.4	5.8
Impairment of goodwill	**-**	-	10.3
Depreciation of property, plant and equipment	**9.9**	9.3	19.6
Profit on sale of property, plant and equipment	**-**	(0.1)	(1.2)
Profit on disposal of investment in subsidiaries	**(0.7)**	-	-
Share based payments	**2.3**	1.8	4.5
(Increase)/decrease in inventories	**(17.2)**	(8.0)	16.0
(Increase) in trade and other receivables	**(8.3)**	(4.5)	(2.8)
(Decrease) in trade and other payables	**(3.1)**	(25.5)	(21.6)
(Decrease)/increase in pension liabilities	**(1.0)**	4.9	(3.4)
Increase/(decrease) in provisions	**1.6**	(1.4)	1.4
Cash generated from operations	**23.9**	21.3	128.4

Reconciliation of net cash flow to movement in net debt	**2006 £m**
Decrease in cash in the period	**(16.9)**
Cash outflow from decrease in debt	**12.8**
Change in net debt resulting from cash flows	**(4.1)**
Non-cash movement	**(0.1)**
Translation difference	**12.4**
Movement in net debt in the period	**8.2**
At 1 January 2006	**(295.4)**
At 30 June 2006	**(287.2)**

Analysis of net debt	At 1 January 2006 £m	Cash flow £m	Exchange movement £m	Non-cash movements £m	**At 30 June 2006 £m**
Cash at bank and in hand	45.8	(16.9)	(0.1)	-	**28.8**
Loans repayable within 1 year	(0.5)	12.8	-	(16.2)	**(3.9)**
Loans repayable after more than 1 year	(340.7)	-	12.5	16.1	**(312.1)**
	(295.4)	(4.1)	12.4	(0.1)	**(287.2)**

5. Acquisitions and disposals

On 9 June 2006, the group acquired the French media research company Exactitude S.A. and a further 8% of the group's subsidiary in the Czech Republic, AISA, was purchased on 31 March 2006, taking the group's holding to 84%.

On 29 June 2006, the group disposed of French custom research subsidiary LH2. The subsidiary generated £4.1m of revenue in the six months to 30 June 2006.

6. Taxation

The tax charge for the period was £11.1m, representing a reported rate of 36.8%. Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a tax charge for deductible goodwill of £1.6m for the period.

7. Consolidated statement of changes in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	**Total £m**	Minority interests £m	**Total Equity £m**
At 1 January 2005	**22.3**	**123.8**	**1.5**	**(57.3)**	**90.3**	**9.1**	**99.4**
Profit for the period	-	-	-	20.3	**20.3**	1.2	**21.5**
Actuarial losses on pensions net of tax	-	-	-	(3.6)	**(3.6)**	-	**(3.6)**
Currency translation differences net of tax	-	-	-	2.9	**2.9**	-	**2.9**
Marked-to-market gain in fair value of financial instruments	-	-	-	0.4	**0.4**	-	**0.4**
New share capital issued net of expenses	0.1	2.1	-	-	**2.2**	-	**2.2**
Minority interest dividends and disposals	-	-	-	-	-	(1.7)	**(1.7)**
Net proceeds on exercise of options	-	-	(0.1)	1.3	**1.2**	-	**1.2**
Share based payments	-	-	-	1.8	**1.8**	-	**1.8**
Equity dividends	-	-	-	(10.6)	**(10.6)**	-	**(10.6)**
At 30 June 2005	**22.4**	**125.9**	**1.4**	**(44.8)**	**104.9**	**8.6**	**113.5**
Profit for the period	-	-	-	31.8	**31.8**	1.5	**33.3**
Actuarial losses on pensions net of tax	-	-	-	(0.2)	**(0.2)**	-	**(0.2)**
Currency translation differences net of tax	-	-	-	1.7	**1.7**	-	**1.7**
Marked-to-market gain in fair value of financial instruments	-	-	-	0.8	**0.8**	-	**0.8**
Financial instrument fair value taken to income statement	-	-	-	0.6	**0.6**	-	**0.6**
New share capital issued net of expenses	-	0.8	-	-	**0.8**	-	**0.8**
Minority interest dividends and disposals	-	-	-	-	-	(0.1)	**(0.1)**
Net proceeds on exercise of options	-	-	0.4	(0.2)	**0.2**	-	**0.2**
Share based payments	-	-	-	2.7	**2.7**	-	**2.7**
Equity dividends	-	-	-	(5.4)	**(5.4)**	-	**(5.4)**
At 31 December 2005	**22.4**	**126.7**	**1.8**	**(13.0)**	**137.9**	**10.0**	**147.9**
Profit for the period	-	-	-	17.4	**17.4**	1.5	**18.9**
Actuarial gains on pensions net of tax	-	-	-	2.8	**2.8**	-	**2.8**
Currency translation differences net of tax	-	-	-	(5.2)	**(5.2)**	(0.4)	**(5.6)**
Marked-to-market gain in fair value of financial instruments net of tax	-	-	-	0.6	**0.6**	-	**0.6**
New share capital issued net of expenses	0.2	6.6	-	-	**6.8**	-	**6.8**
Minority interests acquired by group	-	-	-	-	-	(0.7)	**(0.7)**
Minority interest dividends and disposals	-	-	-	-	-	(1.3)	**(1.3)**
Net proceeds on exercise of options	-	-	-	0.1	**0.1**	-	**0.1**
Share based payments	-	-	-	2.3	**2.3**	-	**2.3**
Equity dividends	-	-	-	(12.3)	**(12.3)**	-	**(12.3)**
At 30 June 2006	**22.6**	**133.3**	**1.8**	**(7.3)**	**150.4**	**9.1**	**159.5**

Goodwill arising on consolidation prior to 1 January 1998 of £144.7m (30 June and full year 2005 £144.7m) has been eliminated against reserves.

8. Currency conversion

The 2006 consolidated unaudited interim income statement has been prepared using, among other currencies, an average exchange rate of US$1.7914 to the pound (period ended 30 June 2005 US$1.8727; year ended 31 December 2005 US$1.8195) and €1.4547 to the pound (period ended 30 June 2005 €1.4583; year ended 31 December 2005 €1.4624).

The 2006 consolidated unaudited interim balance sheet as at 30 June 2006 has been prepared using the exchange rate on that day of US$1.8475 to the pound (30 June 2005 US$1.7918; 31 December 2005 US$1.7211) and €1.4454 to the pound (30 June 2005 €1.4818; 31 December 2005 €1.4531).



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii) – SEE 3. BELOW.

3. Name of *person discharging managerial responsibilities/director*

DAVID LOWDEN – CHIEF EXECUTIVE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOT APPLICABLE


tns

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE.

8 State the nature of the transaction

EXERCISE OF EXECUTIVE OPTIONS AND RETENTION OF SHARES ACQUIRED.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

50,000 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01% OF ISSUED CLASS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE



12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per *share* or value of transaction

OPTIONS EXERCISED AT A PRICE OF £1.02 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

HOLDING FOLLOWING NOTIFICATION 280,000 (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.06%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE


tns

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of *shares* or debentures involved (*class* and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of *shares* or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196



Date of notification

4 SEPTEMBER 2006.

END



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) *DR* 3.1.4(R)(1)(b) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 324 (AS EXTENDED BY SECTION 328) OF THE COMPANIES ACT 1985

3. Name of *person discharging managerial responsibilities/director*

PAUL MURRAY – SENIOR INDEPEDENT DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOT APPLICABLE



5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

SHARE PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

14,749 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.003% OF ISSUED CLASS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE



12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per *share* or value of transaction

£2.02 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 14,749 SHARES (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.003%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE



19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of *shares* or debentures involved (*class* and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of *shares* or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196



Date of notification

4 SEPTEMBER 2006

END



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) *DR* 3.1.4(R)(1)(b) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 324 (AS EXTENDED BY SECTION 328) OF THE COMPANIES ACT 1985

3. Name of *person discharging managerial responsibilities/director*

SHARON STUDER – NON EXECUTIVE DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOT APPLICABLE

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA



5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

SHARE PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

15,000 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.003% OF ISSUED CLASS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE



12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per *share* or value of transaction

£2.00 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 30,000 SHARES (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.007%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE



19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of *shares* or debentures involved (*class* and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of *shares* or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196



Date of notification

4 SEPTEMBER 2006

END